UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53546

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/22 (MM/DD/YY) AND ENDING 09/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Perryman Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12221 Merit Drive, Suite 1660
(No. and Street)

Dallas (City) Texas (State) 75251 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William D. Perryman (Name) 972-770-4800 (Area Code – Telephone Number) bperryman@billperryman.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

09/18/2003 (Date of Registration with PCAOB)(if applicable) 169 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William D. Perryman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Perryman Securities, Inc., as of September 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AMI B. BAXTER
Notary Public, State of Texas
Comm. Expires 08-21-2024
Notary ID 132637128

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PERRYMAN SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
September 30, 2023

PERRYMAN SECURITIES, INC.

CONTENTS



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Shareholder and Those
Charged With Governance of
Perryman Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Perryman Securities, Inc. (the Company) as of September 30, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

We have served as the Company's auditor since 2020.

Dallas, Texas
November 21, 2023

PERRYMAN SECURITIES, INC.
Statement of Financial Condition
September 30, 2023

ASSETS

Cash	$	5,304
Securities owned at, fair value		337,735
Commission receivable		66,987
Other accounts receivable		930
	$	410,956

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	67,809
Shareholder note payable		15,000
Commissions payable		19,530
	$	102,339
Stockholder's equity		
Common stock, 1,000,000 shares authorized with $.10 par value, 10,000 shares issued and outstanding		1,000
Retained earnings		307,617
Total stockholder's equity		308,617
Total liabilities and stockholder's equity	$	410,956

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Operations
For the Year Ended September 30, 2023

Revenues

Commissions	$	17,877
Distribution fees		414,947
Unrealized gain on investment account		64,046
Interest Income		6
Dividend income		3,010
		499,886

Expenses

Commissions	100,812
Salaries and employment costs	70,397
Regulatory fees and expenses	10,230
Management fees	240,195
Other expenses	10,277
	431,911

Income before income taxes	67,975
Provision (benefit) for federal income taxes	27,282
Net Income	$ 40,693

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2023

	Shares	Common Stock	Retained Earnings	Total
Balances at September 30, 2022	10,000	$ 1,000	$ 266,924	$ 267,924
Net Income			40,693	40,693
Balances at September 30, 2023	10,000	$ 1,000	$ 307,617	$ 308,617

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2023

Cash flows from operating activities	
Net Income	$ 40,693
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Unrealized gain on investment account	(64,046)
Interest on investment account	(6)
Dividends on investment account	(3,010)
Change in assets and liabilities	
Increase in commission receivable	(30,073)
Decrease in other accounts receivable	13,832
Increase in debt and notes payable	15,000
Increase in accounts payable and accrued expenses	13,615
Increase in commission payable	17,248
Net cash provided by operating activities	3,253
Cash flows from investing activities	
Net cash provided by investing activities	--
Cash flows from financing activities	
Net cash provided by financing activities	--
Net increase in cash	3,253
Cash at beginning of year	2,051
Cash at end of year	$ 5,304
Supplemental schedule of cash flow information	
Cash paid during the year for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Perryman Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Marketable securities owned are carried at quoted market value. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Effective October 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The Company has elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. The implementation of this new standard had no material impact on the Company's financial statements for the year ended September 30, 2023.

The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfied a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Distribution Fees - Mutual Funds, Insurance and Annuity Products
The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to, amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long client hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance. Commissions receivable as of September 30, 2023, were $66,987.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return benefits and consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of September 30, 2023, deferred income taxes payable were $56,702 are included in accounts payable and accrued liabilities.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following

Note 1 -   Summary of Significant Accounting Policies, continued

conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three to five years from date of filing.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   Fair Value Disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Note 2 -   Fair Value Disclosures, continued

For the year ended September 30, 2023, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of all securities owned are deemed to be Level 1 investments at September 30, 2023 and for the year then ended.

Note 3 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

As of September 30, 2023, the Company had net capital of approximately $208,062 and net capital requirements of $6,823. The Company's ratio of aggregate indebtedness to net capital was 0.49 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 -   Related Party

An affiliated company has agreed by contract to furnish office space, various items of personal property, and various general and administrative services to the Company. Expenses incurred with the affiliate under this contract through September 30, 2023, were $240,456 and are reflected in other expenses. The Company and the affiliate are under common control and the existence of that control creates operating results and a financial position significantly different than if the companies were autonomous.

Note 6 -   Employee Benefits

The Company has a medical expense plan used to reimburse an employee who is a Participant ("Participant") in the plan for the medical care of the Participant, the Participant's spouse and dependents not otherwise reimbursed under any other plan of the Company, and to replace Participant's lost wages due to absence from work caused by occupational and non-occupational personal injuries and sickness.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2023

PERRYMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2023

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	308,617
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		308,617
Deductions and/or charges		
Non-allowable assets:		
Commission receivable		49,190
Other Accounts receivable		930
Net capital before haircuts on securities positions		258,497
Haircuts on securities (computed, where applicable,		
pursuant to Rule 15c3-1(f))		
Other securities		(50,435)
Net capital	$	208,062

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition

Accounts payable and accrued expenses	$	67,809
Shareholder note payable		15,000
Commissions payable		19,530
Total aggregate indebtedness	$	94,364

Schedule I (continued)

PERRYMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2023

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 6,823
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 6,823
Net capital in excess of required minimum	$ 201,239
Excess net capital at 1000%	$ 197,828
Ratio: Aggregate indebtedness to net capital	0.49 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital reported in FOCUS IIA	$ 214,492
Increase in income taxes payable	(7,931)
Due from broker included in securities owned, at fair value	1,501
Net capital per audited financial statements	$ 208,062

Schedule II & III

<u>PERRYMAN SECURITIES, INC.</u>
<u>Computation For Determination Of Reserve Requirements And</u>
<u>Information Relating To Possession Or Control Requirements</u>
<u>Under Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>September 30, 2023</u>

The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended September 30, 2023



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Shareholder and Those
Charged With Governance of
Perryman Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Perryman Securities, Inc. (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) acting as a mutual fund retailer on an application basis; (2) selling variable life insurance or annuities; (3) the private placement of securities; (4) acting as a broker or dealer selling tax shelters or limited partnerships in primary distributions and municipal securities transactions (529 plans) throughout the most recent fiscal year; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) acting as a mutual fund retailer on an application basis; (2) selling variable life insurance or annuities; (3) the private placement of securities; (4) acting as a broker or dealer selling tax shelters or limited partnerships in primary distributions and municipal securities transactions (529 plans) and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
November 21, 2023

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

PERRYMAN SECURITIES, INC.

BROKER-DEALER ANNUAL EXEMPTION REPORT

SEPTEMBER 30, 2023

Perryman Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the company limits its business activities exclusively to mutual funds retailer on an application basis, selling variable life Insurance or annuities, the private placements of securities, acting as a broker or dealer selling tax shelters or limited partnerships in primary distributions and municipal securities transactions (529 plans), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

PERRYMAN SECURITIES, INC.

I, William D. Perryman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____
William D. Perryman
President

_____10|20|_____, 2023